


SEC MAIL PROCESSING
RECEIVED
MAY 22 2002
WASH. D.C. 154
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Notice of Acquisition of Treasury Shares

We hereby inform you that the board of directors of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) has resolved to acquire treasury stocks. Details are as follows:

1. Purpose of acquisition: to expedite privatization of KT Corporation through issuance of domestic exchangeable bonds.

2. Number of shares to be acquired: 52,149,757 common shares (16.7 % of issued common shares).

   * The number of shares to be acquired may change depending on the result of the public offering

3. Type of shares to be acquired: common shares held by the Government of the Republic of Korea.

4. Acquisition method: block trades to be held after official trading hours of the Korea Stock Exchange.

5. Acquisition price: the same price as the Government of the Republic of Korea's common share which will be offered to the public as part of the privatization plan of KT Corporation. The actual price has not been determined.

6. Acquisition period: between May 14, 2002 to May 24, 2002.

7. Date of resolution: May 10, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2002

KT Corporation



By: ________________________
Name: Joong - Soo Nam
Title: Executive Vice President and Chief Financial Officer